Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On August 18, 2026, ONE Nuclear Energy LLC published the following post on LinkedIn:

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On August 18, 2026, Hennessy Capital Investment Corp. VII and ONE Nuclear Energy LLC published the following press release:

Hennessy Capital Investment Corp. VII and ONE Nuclear Energy to Host Investor Update Call

Companies to provide business update ahead of August 24, 2026 shareholder meeting to approve proposed business combination

WEST PALM BEACH, Fla. & ZEPHYR COVE, Nev. --(BUSINESS WIRE)--Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”), a Nasdaq listed special purpose acquisition company, and ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear technologies, today announced that they will host an investor update call on August 20, 2026 at 11 am ET ahead of Hennessy VII’s extraordinary general meeting of shareholders (the “Shareholder Meeting”) on August 24, 2026 and the August 20, 2026 redemption deadline.

Mr. Thomas Hennessy, President and Director of Hennessy VII, and Mr. Richard Taylor, Chairman and CEO of ONE Nuclear, will host the call, which will update investors on ONE Nuclear’s business, review recent company announcements, and discuss the anticipated timeline to closing of the previously announced proposed business combination between Hennessy VII and ONE Nuclear (the “Business Combination”).

Investor Update Call Details

Date & Time:

August 20, 2026 - 11 am ET / 10 am CT

Webinar Link:

https://icrinc.zoom.us/j/93870072334?pwd=aKIvKfcDcNINyGlCUy4UvzaJ61R1CO.1

Telephone Dial-Ins:

(301) 715-8592 US or (206) 337-9723 US

Webinar ID: 938 7007 2334

Passcode: 921842

Hennessy VII shareholders of record at the close of business on the Record Date of July 31, 2026 are entitled to receive notice of the Shareholder Meeting and to vote the ordinary shares owned by them at the Shareholder Meeting. The Shareholder Meeting will be held virtually.

The Shareholder Meeting will take place at 12:00 p.m., Eastern Time, on August 24, 2026 via a virtual meeting at the following address: www.proxydocs.com/HVIIU. Hennessy VII shareholders entitled to vote at the Shareholder Meeting will need the 12-digit meeting control number that is printed on their respective proxy cards to enter the Shareholder Meeting. Hennessy VII recommends that its shareholders wishing to vote at the Shareholder Meeting log in at least 15 minutes before the Shareholder Meeting starts. Please note that Hennessy VII shareholders will not be able to attend the Shareholder Meeting in person. Hennessy VII encourages its shareholders entitled to vote at the Shareholder Meeting to vote their shares via proxy in advance of the Shareholder Meeting by following the instructions on the proxy card.

About Hennessy Capital Investment Corp. VII

Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities, with a focus on identifying and acquiring companies in the industrial technology and energy transition sectors. For additional information, please visit www.hennessycapital7.com.

About ONE Nuclear Energy LLC

ONE Nuclear is an independent developer of scalable energy solutions powered by advanced technologies. ONE Nuclear’s approach seeks to meet rapidly growing energy demand with a fast-to-market and fully integrated platform to develop, own and operate utility-scale natural gas and advanced nuclear power generation to serve industrial and grid applications. ONE Nuclear is committed to advancing clean energy deployment through innovative nuclear technologies and strategic site development. For additional information, please visit www.onenuclearenergy.com.

On October 23, 2025, ONE Nuclear announced that it had entered into a definitive agreement for a business combination with Hennessy VII that, upon closing, would result in ONE Nuclear becoming a U.S.-listed public company. The combined company is expected to be listed on the Nasdaq exchange under the ticker symbol “ONEN” following an anticipated transaction close in the second half of 2026, subject to satisfaction of customary closing conditions. For more information visit https://www.onenuclearenergy.com/newsroom.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and Hennessy VII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination (the “Business Combination”) may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the definitive agreements related to the Business Combination (the “Business Combination Agreement”) by the shareholders of Hennessy VII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the Proxy Statement (as defined below) and other relevant materials filed with the SEC in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently knows or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This press release contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, FutureWorx, and other business partners. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and the latest available information and estimates as of the date of this press release. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this press release. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, and FutureWorx, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein.

Important Information for Investors and Shareholders

In connection with the Business Combination, Hennessy VII has filed with the SEC the Registration Statement, which includes a prospectus with respect to the securities to be issued in connection with the Business Combination and a proxy statement to be distributed to holders of Hennessy VII’s ordinary shares in connection with Hennessy VII’s solicitation of proxies for the vote by Hennessy VII’s shareholders with respect to the Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). The SEC declared the Registration Statement effective on August 3, 2026 and Hennessy VII has filed the definitive Proxy Statement with the SEC and will be mailing copies to shareholders of Hennessy VII as of July 31, 2026, the record date to vote on the Business Combination.

This press release does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Hennessy VII filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of Hennessy VII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about ONE Nuclear, Hennessy VII and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Hennessy VII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Hennessy VII may be obtained free of charge from Hennessy VII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Hennessy VII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from Hennessy VII’s shareholders in connection with the Business Combination. For more information about the names, affiliations and interests of Hennessy VII’s directors and executive officers, please refer to Hennessy VII’s Annual Report on Form 10-K filed with the SEC on March 6, 2026, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Business Combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Hennessy VII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This press release shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors:

Caldwell Bailey

ICR, Inc.

onenuclear@icrinc.com

For Media:

Matt Dallas

ICR, Inc.

onenuclear@icrinc.com